OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

International Wire Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
460933104
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460933104	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mast Credit Opportunities I Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		758,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		758,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	758,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 460933104	13G	Page 3 of 5 Pages

Item 1.(a)	Name of Issuer

International Wire Group, Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices

12 Masonic Avenue Camden, NY 13316

Item 2.(a)	Name of Persons Filing

Mast Credit Opportunities I Master Fund, Ltd.

Item 2.(b)	Address of Principal Business Office or, if none, Residence

c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church,
Street, George Town, Cayman Islands

Item 2.(c)	Citizenship

Cayman Islands

Item 2.(d)	Title of Class of Securities

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2.(e)	CUSIP Number

460933104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 460933104	13G	Page 4 of 5 Pages

Item 4.	Ownership.

The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person (“Mast”) beneficially owns 758,000 shares of Common Stock of International Wire Group, Inc. which represents 7.58% of all Common Stock of International Wire Group, Inc. The percentage of the Common Stock beneficially owned by Mast is based on a total of 10,000,002 shares the Common Stock of International Wire Group, Inc. outstanding as of July 31, 2006, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended June 30, 2006. Mast has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 758,000 shares of Common Stock of International Wire Group, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

CUSIP No. 460933104	13G	Page 5 of 5 Pages

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007	MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.
	By:	/s/ Christopher B. Madison
		Name:	Christopher B. Madison
		Title:	Director